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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 September 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

16 September 2004

To:
Australian Stock Exchange
London Stock Exchange
New York Stock Exchange
Swiss Stock Exchange
Johannesburg Stock Exchange
Deutsche Bank

From: BHP Billiton Limited and BHP Billiton Plc

BHP Billiton Limited On-market Share Buy-back

Please find attached, for the information of your markets, a notice in the form (Appendix 3D) required by the Listing Rules of the Australian Stock Exchange advising of a change to the BHP Billiton Limited on-market share buy-back program.

The program has been extended by 12 months to 30 September 2005.

Under this program, up to 186 000 000 BHP Billiton Limited shares are able to be bought back on market by BHP Billiton Limited and cancelled, less the aggregate number of BHP Billiton Plc shares known to BHP Billiton Limited to have been purchased by Nelson Investment Limited since 1 July 2001 which in turn may be cancelled or placed in the market. As at 16 September 2004, 177 975 378 BHP Billiton Limited shares remain able to be bought and cancelled under the program.

The level of share purchases undertaken will remain subject to prevailing market conditions and alternative capital investment opportunities available to the Group.

Karen Wood
Company Secretary

Changes relating to buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.
1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	21 August 2003

Information about the change

Complete each item for which there has been a change and items 9 and 10.
		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back
2	Name of broker who will act on the company's behalf

3	Deleted 30/9/2001.

4

If the company intends to buy back a maximum number of shares - that number

Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	Up to and including 30 September 2004	Up to and including 30 September 2005

7	If the company intends to buy back shares if conditions are met - those conditions

All buy-backs
8	Any other change

9	Reason for change	Extension of period of buy-back program for capital management purposes

10	Any other information material to a shareholder's decision whether to accept the offer (eg, details of any proposed takeover bid)

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:   Karen Wood                                       Date: 16 September 2004
                  (Company Secretary)

Print name: Karen J Wood

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 September 2004